Filed by Alexion Pharmaceuticals, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Alexion Pharmaceuticals, Inc.
(Commission File No. 000-27756)
Date: May 7, 2021

On May 6, 2021, Alexion sent the following communication to all Alexion employees:

Transition Planning Update: A Message from Aradhana Sarin and Marc Dunoyer

When last month we shared with you a Transition Planning Roadmap – a guide to help you understand what you can expect to know and when to expect it – we also promised to remain in frequent communication and to bring you information as swiftly as is possible and as appropriate. While many details continue to be worked out, we want to live up to our promise and share with you information as we have it.

In addition to the decisions we have previously communicated, such as to retain the Alexion brand, we are today able to bring you news of some new decisions, pending the transaction closing.

Real Estate and Site Presence
All current Alexion site plans will remain unchanged in 2021.

As we move into 2022, you can expect:

•	A continued presence in the New Haven site
•	Ireland sites will continue as a hub for manufacturing
•	Greater Boston area will remain the HQ for Alexion, AstraZeneca’s Rare Disease Unit

It is also our intention to maintain a presence in greater metropolitan areas where Alexion currently operates. Other Real Estate reviews are still underway. Site changes have no bearing on flexible/remote work arrangements, which have not been decided beyond the September 7 return-to-site communication.

Pending public health guidance, it is our goal for sites to open again later in the year to encourage in-person collaboration. AstraZeneca recognizes the importance of flexibility and we anticipate sharing more information on a go-forward workplace flexibility policy prior to closing.

Operational Model
AstraZeneca strongly values the expertise and talent of Alexion colleagues and looks forward to building a future in rare disease together. As mentioned, not all details have been sorted, but in the spirit of transparency, we are providing you what we know now regarding organizational structure. Rest assured, if your function is not reflected, more information is still coming.

In all cases—for all geographies and all functions—the majority of colleagues will have role clarity within the new operating model between 30 and 90 days post close. We are committed to creating stability for you, the business and —most of all— the patients relying on us.

•
R&D: In the majority of cases, current R&D functions, including Medical Affairs, will continue to be part of Alexion R&D, and this critical work will continue uninterrupted. We also anticipate maximizing shared global capability platforms across the merged enterprise to further expand and accelerate our joint portfolio.

•	Commercial: Commercial (functions and countries) will remain substantially unchanged upon close. In addition, AZ China will be established for rare disease at a future date.

•	Global Operations: This team will continue to support and supply Alexion products. In addition, it will build bridges to leverage capacity and capabilities across AZ operations.

•
General & Administrative functions: Corporate functions will continue to be integral to Alexion moving forward, and Alexion will retain corporate functions which are necessary to be successful as an autonomous unit. In some cases AstraZeneca will provide dedicated support to Alexion, and in some areas functions will align to the business as a whole.

•
Quality: There are some differences in the AZ and Alexion quality models today. While Alexion has a fully centralized model, in AZ, Quality functions are distributed between Manufacturing and R&D. Both Quality organizations have a strong recent performance track record and work is underway to establish a strong Quality model for the future.

•
Leadership: Leadership roles for the new rare disease unit will be determined and communicated in phases, starting a few weeks after the shareholder vote and several weeks prior to close. As our vision for the future organization continues to be worked out, Alexion leaders will be part of finalizing the design in greater detail.

More information will be forthcoming. In the meantime, please continue to visit the Next Chapter content to learn more about what makes AstraZeneca a great place to work, and the values which will underpin our success together.

As a final note, please keep in mind that all changes are subject to customary closing conditions. Until the transaction closes, AstraZeneca and Alexion continue to operate as independent entities.

Sincerely,

Aradhana Sarin
Executive Vice President, Chief Financial Officer, Alexion

Marc Dunoyer
Executive Director and Chief Financial Officer, AstraZeneca

Important additional information

In connection with AstraZeneca’s proposed acquisition of Alexion (the Acquisition), AstraZeneca filed a registration statement on Form F-4 (the Registration Statement), which has been declared effective by the United States Securities and Exchange Commission, and which includes a document that serves as a prospectus of AstraZeneca and a proxy statement of Alexion (the proxy statement/prospectus). Alexion filed the proxy statement/prospectus as a proxy statement and AstraZeneca filed the proxy statement/prospectus as a prospectus with the SEC on 12 April 2021, and each party will file other documents regarding the Acquisition with the SEC. Investors and security holders of Alexion are urged to carefully read the entire Registration Statement and proxy statement/prospectus and other relevant documents filed with the SEC when they become available, because they will contain important information. Investors and security holders may obtain the Registration Statement and the proxy statement/prospectus free of charge from the SEC’s website or from AstraZeneca or Alexion as described in the paragraphs below.

The documents filed by AstraZeneca with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge on AstraZeneca’s website at http://www.astrazeneca.com under the tab “Investors”. The documents filed by Alexion with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge on Alexion’s website at http://www.alexion.com under the tab, “Investors” and under the heading “SEC Filings” or by contacting Alexion’s Investor Relations Department at investorrelations@alexion.com.

Participants in the solicitation

AstraZeneca, Alexion and certain of their directors, executive officers and employees may be deemed participants in the solicitation of proxies from Alexion shareholders in connection with the Acquisition. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the shareholders of Alexion in connection with the Acquisition, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the proxy statement/prospectus filed with the SEC on 12 April 2021. Information about the directors and executive officers of Alexion and their ownership of Alexion shares is set forth in Alexion’s Annual Report on Form 10-K/A, as previously filed with the SEC on 16 February 2021. Free copies of these documents may be obtained as described in the paragraphs above.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Forward-looking statements

This announcement contains certain forward-looking statements with respect to the operations, performance and financial condition of the AstraZeneca Group, including, among other things, statements about expected revenues, margins, earnings per share or other financial or other measures, as well as the ability of the parties to consummate the Acquisition on a timely basis or at all, the ability of the parties to satisfy the conditions precedent to consummation of the Acquisition, including the ability to secure the required regulatory approvals on the terms expected, at all or in a timely manner, the ability of AstraZeneca to successfully integrate Alexion’s operations, and the ability of AstraZeneca to implement its plans, forecasts and other expectations with respect to Alexion’s business after completion of the Acquisition and realise expected synergies. Although the AstraZeneca Group believes its expectations are based on reasonable assumptions, any forward-looking statements, by their very nature, involve risks and uncertainties and may be influenced by factors that could cause actual outcomes and results to be materially different from those predicted. The forward-looking statements reflect knowledge and information available at the date of preparation of this announcement and the AstraZeneca Group undertakes no obligation to update these forward-looking statements. The AstraZeneca Group identifies the forward-looking statements by using the words ‘anticipates’, ‘believes’, ‘expects’, ‘intends’ and similar expressions in such statements. Important factors that could cause actual results to differ materially from those contained in forward-looking statements, certain of which are beyond the AstraZeneca Group’s control, include, among other things: the risks set out in Part II (Risk Factors) of the AstraZeneca shareholder circular published on 12 April 2021; failure or delay in delivery of pipeline or launch of new medicines; failure to meet regulatory or ethical requirements for medicine development or approval; failure to obtain, defend and enforce effective intellectual property (IP) protection and IP challenges by third parties; competitive pressures including expiry or loss of IP rights, and generic competition; price controls and reductions; economic, regulatory and political pressures; uncertainty and volatility in relation to the UK’s exit from the EU; failures or delays in the quality or execution of commercial strategies; failure to maintain supply of compliant, quality medicines; illegal trade in medicines; reliance on third-party goods and services; failure in information technology, data protection or cybercrime; failure of critical processes; uncertainty of expected gains from productivity initiatives; failure to attract, develop, engage and retain a diverse, talented and capable workforce, including following completion of the Acquisition; failure to adhere to applicable laws, rules and regulations; the safety and efficacy of marketed medicines being questioned; adverse outcome of litigation and/or governmental investigations, including relating to the Acquisition; failure to adhere to increasingly stringent anti-bribery and anti-corruption legislation; failure to achieve strategic plans or meet targets or expectations; failure in financial control or the occurrence of fraud; unexpected deterioration in AstraZeneca’s or Alexion’s financial position; the impact that the COVID-19 global pandemic may have or continue to have on these risks, on AstraZeneca’s ability to continue to mitigate these risks, and on AstraZeneca’s operations, financial results or financial condition; the risk that a condition to the closing of the Acquisition may not be satisfied, or that a regulatory approval that may be required for the Acquisition is delayed or is obtained subject to conditions that are not anticipated; the risk that AstraZeneca is unable to achieve the synergies and value creation contemplated by the Acquisition, or that AstraZeneca is unable to promptly and effectively integrate Alexion’s businesses; and the risk that management’s time and attention are diverted on Acquisition -related issues or that disruption from the Acquisition makes it more difficult to maintain business, contractual and operational relationships.

Neither AstraZeneca nor any of its associates or directors, officers or advisers provides any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements in this announcement will actually occur. You are cautioned not to place undue reliance on these forward-looking statements. Other than in accordance with their legal or regulatory obligations (including under the Listing Rules, the Disclosure and Transparency Rules and the Prospectus Regulation Rules of the FCA), AstraZeneca is under no obligation, and AstraZeneca expressly disclaims any intention or obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.